SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

CAS Medical Systems, Inc.
(Name of Issuer)

COMMON STOCK, $0.004 PAR VALUE PER SHARE
(Title of Class of Securities)

124769209
(CUSIP Number)

Susan Haedt
Thomas, McNerney & Partners II, L.P.
60 South 6th Street, Suite 3620
Minneapolis, MN 55402
(612) 465-8660
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gordon Caplan, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

August 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note:
Due to a clerical error, the percentages relating to beneficial ownership of the common stock, par value $0.004, of CAS Medical Systems, Inc. reported in row 13 on each cover page of that certain Amendment No. 1 to Schedule 13D, filed on September 1, 2011, were calculated incorrectly.  This Amendment No. 2 to Schedule 13D corrects those errors.

2

CUSIP No. 124769209	Page 3 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Thomas, McNerney & Partners II, L.P. (“TMP II LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
5,245,745*, except that Thomas, McNerney & Partners II, LLC (“TMP II LLC”), the general partner of TMP II LP, may be deemed to have shared voting power, and James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”), Pratik Shah (“Shah”) and Eric Aguiar, M.D. (“Aguiar”), the managing members of TMP II LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
5,245,745*, except that TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,245,745*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 124769209	Page 4 of 20 Pages

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Convertible”), and Series A Exchangeable Preferred Stock, par value $0.001 (“Series A Exchangeable” and, together with Series A Convertible, “Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 5 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS TMP Nominee II, LLC (“TMPN”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,787*, except that Thomas and McNerney, the managing members of TMPN, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 54,787*, except that Thomas and McNerney, the managing members of TMPN, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 54,787*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON* OO

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Convertible”), and Series A Exchangeable Preferred Stock, par value $0.001 (“Series A Exchangeable” and, together with Series A Convertible, “Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 6 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS TMP Associates II, L.P. (“TMPA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
18,617*, except that TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
18,617*, except that TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,617*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* PN

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Convertible”), and Series A Exchangeable Preferred Stock, par value $0.001 (“Series A Exchangeable” and, together with Series A Convertible, “Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 7 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Thomas, McNerney & Partners II, LLC (“TMP II LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
5,264,362*, of which (i) 5,245,745* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to vote such shares, and (ii) 18,617* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
5,264,362*, of which (i) 5,245,745* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to dispose of such shares, and (ii) 18,617* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, McNerney, Zisson, Shah and Aguiar, the managing members of TMP II LLC, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,264,362*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 124769209	Page 8 of 20 Pages

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Convertible”), and Series A Exchangeable Preferred Stock, par value $0.001 (“Series A Exchangeable” and, together with Series A Convertible, “Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 9 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS James Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
5,319,149* of which (i) 5,245,745* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares, (ii) 54,787* are owned directly by TMPN, and Thomas, a managing member of TMPN, may be deemed to have shared power to vote such shares, and (iii) 18,617* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
5,319,149* of which (i) 5,245,745* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares, (ii) 54,787* are owned directly by TMPN, and Thomas, a managing member of TMPN, may be deemed to have shared power to dispose of such shares, and (iii) 18,617* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Thomas, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,319,149*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 124769209	Page 10 of 20 Pages

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Convertible”), and Series A Exchangeable Preferred Stock, par value $0.001 (“Series A Exchangeable” and, together with Series A Convertible, “Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 11 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Pete McNerney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
5,319,149* of which (i) 5,245,745* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and McNerney, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares, (ii) 54,787* are owned directly by TMPN, and McNerney, a managing member of TMPN, may be deemed to have shared power to vote such shares, and (iii) 18,617* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and McNerney, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
5,319,149* of which (i) 5,245,745* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and McNerney, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares, (ii) 54,787* are owned directly by TMPN, and McNerney, a managing member of TMPN, may be deemed to have shared power to dispose of such shares, and (iii) 18,617* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and McNerney, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,319,149*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 124769209	Page 12 of 20 Pages

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Convertible”), and Series A Exchangeable Preferred Stock, par value $0.001 (“Series A Exchangeable” and, together with Series A Convertible, “Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 13 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Alex Zisson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
5,264,362* of which (i) 5,245,745* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Zisson, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares, and (ii) 18,617* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Zisson, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
5,264,362* of which (i) 5,245,745* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Zisson, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares, and (ii) 18,617* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Zisson, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,264,362*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 124769209	Page 14 of 20 Pages

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Convertible”), and Series A Exchangeable Preferred Stock, par value $0.001 (“Series A Exchangeable” and, together with Series A Convertible, “Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 15 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Pratik Shah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
5,264,362* of which (i) 5,245,745* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Shah, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares, and (ii) 18,617* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Shah, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
5,264,362* of which (i) 5,245,745* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Shah, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares, and (ii) 18,617* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Shah, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,264,362*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 124769209	Page 16 of 20 Pages

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Convertible”), and Series A Exchangeable Preferred Stock, par value $0.001 (“Series A Exchangeable” and, together with Series A Convertible, “Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

CUSIP No. 124769209	Page 17 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Dr. Eric Aguiar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER
5,264,362* of which (i) 5,245,745* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared voting power, and Aguiar, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares, and (ii) 18,617* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared voting power, and Aguiar, a managing member of TMP II LLC, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER
5,264,362* of which (i) 5,245,745* are owned directly by TMP II LP, and TMP II LLC, the general partner of TMP II LP, may be deemed to have shared dispositive power, and Aguiar, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares, and (ii) 18,617* are directly owned by TMPA, and TMP II LLC, the general partner of TMPA, may be deemed to have shared dispositive power, and Aguiar, a managing member of TMP II LLC, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,264,362*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 124769209	Page 18 of 20 Pages

* Represents “common stock equivalent” rights on shares of Series A Convertible Preferred Stock, par value $0.001 (“Series A Convertible”), and Series A Exchangeable Preferred Stock, par value $0.001 (“Series A Exchangeable” and, together with Series A Convertible, “Series A Preferred”), of CAS Medical Systems, Inc. (the “Company”). Without giving effect to any accretion in the stated value of Series A Preferred, each share of Series A Preferred has “common stock equivalent” rights equal to approximately 35.5 shares of common stock, par value $0.004 (the “Common Stock”), of the Company, which is determined by dividing the stated value of $100 per share of Series A Preferred by an effective conversion price of $2.82 per share.

This Amendment No. 2 amends the Schedule 13D filed on June 20, 2011 (the “Schedule 13D”), as amended, on behalf of Thomas, McNerney & Partners II, L.P. (“TMP II LP”), TMP Nominee II, LLC (“TMPN”), TMP Associates II, L.P. (“TMPA”), Thomas, McNerney & Partners II, LLC (“TMP II LLC”), James Thomas (“Thomas”), Pete McNerney (“McNerney”), Alex Zisson (“Zisson”), Pratik Shah (“Shah”), and Eric Aguiar, M.D. (“Aguiar”) (collectively the “Reporting Persons,” and each, a “Reporting Person”).  This Amendment No. 2 to the Schedule 13D relates to the common stock, par value $0.004 per share (the “Common Stock”), of CAS Medical Systems, Inc., a Delaware corporation (the “Company”).

Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration

Item 3 is amended by deleting the last sentence thereof in its entirety and inserting the following sentence in its place:

The total amount of funds paid by the Purchasers to purchase the securities of the Company purchased on June 9, 2011 as described herein was $15,000,000.

Item 4.       Purpose of the Transaction

Item 4 is amended by deleting the first and second paragraphs thereof in their entirety and inserting the following paragraphs in their place:

On June 8, 2011, the Purchasers entered into an Investment Agreement (the “Investment Agreement”) with the Company, a copy of which is attached hereto as Exhibit 1.  Pursuant to the terms of the Investment Agreement, on June 9, 2011, the date of the closing under the Investment Agreement, (i) TMP II LP purchased 94,182 shares of Series A Convertible Preferred Stock, par value $0.001, of the Company (the “Series A Convertible”) for an aggregate purchase price of $9,418,200 and 53,748 shares of Series A Exchangeable Preferred Stock, par value $0.001, of the Company (the “Series A Exchangeable” and, together with the Series A Convertible, the “Series A Preferred”) for an aggregate purchase price of $5,374,800, (ii) TMPN purchased 984 shares of Series A Convertible for an aggregate purchase price of $98,400 and 561 shares of Series A Exchangeable for an aggregate purchase price of $56,100 and (iii) TMPA purchased 334 shares of Series A Convertible for an aggregate purchase price of $33,400 and 191 shares of Series A Exchangeable for an aggregate purchase price of $19,100 (the “Transaction”).  The stated value of each share of Series A Preferred is $100.  The stated value of each share of Series A Preferred accretes at an annual rate of 7% compounded quarterly, beginning on the three-month period ending June 30, 2011.  On August 22, 2011, as required under applicable NASDAQ Listing Rules, the Company’s stockholders approved at a special meeting of the stockholders the issuance, pursuant to the Investment Agreement, of preferred stock convertible into more than 20% of the Common Stock of the Company outstanding.  As a result of such stockholder approval, as of August 22, 2011, the Series A Exchangeable has equivalent rights to the Series A Convertible.

Each share of Series A Preferred is convertible at any time into such number of shares of Common Stock of the Company as is equal to the quotient of (A) the accreted value of such share as of the conversion date (taking into account the date of the issuance of the applicable share) divided by (B) a conversion price equal to $2.82 as of June 8, 2011, subject to adjustment pursuant to the terms of the respective certificates of designation setting forth the designations, preferences, limitations and relative rights of each of the Series A Convertible and the Series A Exchangeable (collectively, the “Series A Certificate”), copies of which certificates are attached hereto as Exhibits 2(a) and 2(b).  The conversion price is subject to standard weighted average anti-dilution adjustments subject to limitations under NASDAQ listing rules.  Pursuant to the terms of the Series A Certificate, upon exercising a right to convert a share of Series A Preferred, the holder of such share shall also be entitled to receive either (1) an amount in cash equal to all unpaid accrued dividends thereon through the date of the conversion or (2) a number of shares of Common Stock equal to the quotient obtained by dividing (x) an amount equal to all unpaid accrued dividends thereon through the date of the conversion by (y) the closing price of the Common Stock on the date of the conversion; provided, however the Company shall elect clause (2) to the extent that sufficient lawful funds are not available to pay the amounts required by clause (1) above.

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Item 5.       Interest in Securities of the Issuer

Items 5(a) and 5(c) are amended and restated in their entirety as follows:

(a)
Please see rows 7-11 and 13 of the cover page for each Reporting Person.  All percentages relating to beneficial ownership of Common Stock are calculated based upon the 13,614,973 shares of Common Stock that were outstanding as of August 24, 2011, as reported in the Company’s Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission (the “SEC”) on August 30, 2011.

(c)
On June 9, 2011, TMP II LP acquired 147,930 shares of Series A Preferred for an aggregate purchase price of $14,793,000, TMPN acquired 1,545 shares of Series A Preferred for an aggregate purchase price of $154,500 and TMPA acquired 525 shares of Series A Preferred for an aggregate purchase price of $52,500.  Shares of Series A Preferred are convertible into Common Stock.  Descriptions of the investment by TMP II LP, TMPN and TMPA are included in Item 4 hereto.

Except as described in this Schedule 13D, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, by any of their directors, executive officers, general partners or members.

Item 7.       Material To Be Filed as Exhibits

Item 7 is amended to replace the words “Exhibit 2” with the words “Exhibit 2(a)” and to add, above Exhibit 3, the following Exhibit 2(b):

Exhibit 2(b)
Certificate of Designation of Series A Exchangeable Preferred Stock of CAS Medical Systems, Inc. (incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by CAS Medical Systems, Inc. on June 13, 2011).

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2011		THOMAS, MCNERNEY & PARTNERS II, L.P.
a Delaware Limited Partnership

By: Thomas, McNerney & Partners II, LLC, its General Partner

	By:	/s/ James Thomas
Name: James Thomas
Title: Manager

Dated: September 6, 2011		THOMAS, MCNERNEY & PARTNERS II, LLC
a Delaware Limited Liability Company

	By:	/s/ James Thomas
Name: James Thomas
Title: Manager

Dated: September 6, 2011		JAMES THOMAS

/s/ James Thomas
Name: James Thomas

Dated: September 6, 2011		PETE MCNERNEY

/s/ Pete McNerney
Name: Pete NcNerney

Dated: September 6, 2011		ALEX ZISSON

/s/ Alex Zisson
Name: Alex Zisson

Dated: September 6, 2011		PRATIK SHAH

/s/ Pratik Shah
Name: Pratik Shah

Dated: September 6, 2011		ERIC AGUIAR, M.D.

/s/ Eric Aguiar
Name: Eric Aguiar

Dated: September 6, 2011	TMP NOMINEE II, LLC
a Delaware Limited Liability Company

	By:	/s/ James Thomas
Name: James Thomas
Title: Manager

	By:	/s/ Pete McNerney
Name: Pete McNerney
Title: Manager

Dated: September 6, 2011	TMP ASSOCIATES II, L.P.
a Delaware Limited Partnership

By: Thomas, McNerney & Partners II, LLC, its General Partner

	By:	/s/ James Thomas
Name: James Thomas
Title: Manager